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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 1-15851

(Check One)

     [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form N-SAR

     For Period Ended: May 31, 2002

     [   ]  Transition Report on Form 10-K
     [   ]  Transition Report on Form 20-F
     [   ]  Transition Report on Form 11-K
     [   ]  Transition Report on Form 10-Q
     [   ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registration Information

     Full Name of Registrant: APW Ltd.

     Former Name if Applicable: NA

                                 Clarendon House
                                 2 Church Street
                                 P.O. Box HM 666
                             Hamilton HM CX Bermuda

                        N22 W23685 Ridgeview Parkway West
                         Waukesha, Wisconsin 53188-1013

               (Address of Principal Executive Offices) (Zip Code)

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Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

As previously reported, on May 16, 2002, the Registrant filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since that date, the Registrant has continued to manage its properties and operate its businesses as a "debtor-in-possession" ("DIP") under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code.

The Registrant cannot timely file its Form 10-Q for the fiscal quarter ended May 31, 2002 because the members of its management have been required to devote a considerable amount of their time on dealing with demands of the Chapter 11 proceedings. In addition to the Chapter 11 proceedings, members of management have been running the business of the Registrant so that the Registrant emerges from the Chapter 11 proceedings in a stronger financial position. Because of these reasons, the Registrant needs additional time to properly complete the financial statements and Management's Discussion and Analysis sections of the Form 10-Q.

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Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

 Richard D. Carroll                        (262)        523-7600
 (Name)                                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes         [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [X] Yes         [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal quarter ended May 31, 2001, the Registrant reported $300.2 million in net sales, a net loss of $54.7 million, and a net loss per share of $1.37. For the fiscal quarter ended May 31, 2002, the Registrant expects to report net sales of $221.9 million. Based on the performance of the Registrant in the previous fiscal quarters of this year and the current economic conditions, the Registrant believes that the results of operations for the fiscal quarter ended May 31, 2002 will be lower than the results of operations for the fiscal quarter ended May 31, 2001. The Registrant is unable at this time to formulate a reasonable estimate of the results of operations for the fiscal quarter ended May 31, 2002 due to the preliminary and unsynthesized nature of the financial numbers received by the Registrant to date.

                                    APW Ltd.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2002                        By: /s/ Richard D. Carroll
                                               ---------------------------------
                                               Richard D. Carroll
                                               Vice President - Chief Financial
                                               Officer

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